Aluko & Associates, Inc.
CONSULTING PETROLEUM ENGINEERS
609 Castle Ridge Road, Suite 450
Austin, Texas 78746
Telephone: (512) 328-9755
Fax: (512) 328-3424
E-Mail: dipo@walinc.com

May 12, 2008

Delhi Oil & Gas, LLC.
Attn: Mr. Marvin Watson
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

Re: Reserves and Economic Evaluation
To Delhi Oil & Gas, LLC. Working Interests
Delhi Mengel Unit- Mengel Sand
Delhi Field
Richland Parrish, Louisiana

Dear Mr. Watson:
As you requested, we have estimated the proved producing, proved non-producing and proved undeveloped reserves and future revenue, as of January 1, 2008, to the Delhi Oil & Gas, LLC 95.771% working interest in the Delhi Mengel Sand Unit, located in Richland Parrish, Louisiana. Non-escalated prices and expenses were used in this analysis. The December 31, 2007 NYMEX oil prices adjusted for field oil price differential is utilized. This report was prepared using Securities and Exchange Commission (SEC) guidelines and in accordance with the rules and regulations for such reports including reserve guidelines, pricing and costs parameters. Produced gas from the Unit is not currently sold.

The estimated gross remaining reserves as of January 1, 2008 are 2,390,435 barrels of oil and 0 Mcf of gas. The net reserves to the evaluated interests are 1,976,169 barrels of oil and 0 Mcf of gas. The present worth value discounted at 10 percent is $80,880,956. The results of the estimated reserves and future revenue are summarized below:

	Net Reserves		Future Net Revenue	
Reserve Category	**Oil (Barrels)**	**Gas (MCF)**	**Total Cashflow**	**Present Worth at 10%**
Proved Producing	0	0	$0	$0
Proved Non-Producing	57,712	0	$2,939,345	$1,929,074
Proved Undeveloped	1,918,457	0	$143,656,794	$78,951,882
Total Proved	**1,976,169**	**0**	**$146,596,139**	**$80,880,956**

The reserves and future revenue are not risk weighted. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at standard temperature and pressure bases.

For the total reserves, the summary of projected reserves and revenue and a one-line summary by property are shown in the Tab of summary of total reserves. The proved developed producing, summary of projected reserves and revenue and a one-line summary by property are shown in the Tab of summary of proved producing. The proved non-producing reserves, the summary of the projected reserves and revenue and a one-line summary by property are shown in the Tab of summary of proved non-producing reserves. For the proved undeveloped reserves, the summary of the projected reserves and revenue and a one-line summary by property are shown in the Tab of summary of proved undeveloped reserves. The Unit and Individual well projections of reserves and revenues, along with graphs showing historical and projected future production performances, are included in Tabs for each reserve category.

Reservoir Data

Monthly oil and gas production data from the previous operator (Sun Oil Company), the Louisiana Department of Conservation and IHS Energy Company incorporating updated data from the current operator's databases were used in this evaluation. In addition, reports of geological and engineering studies from the previous operator (Sun Oil Company) were reviewed. These geological interpretations were updated in conjunction with MAXIM TEP, Inc. consulting geologist. Well logs, core data, pressure data and performance data were incorporated into the updated geological interpretations. Reservoir pressures and PVT data from well files were used in this analysis. In addition, well completion history was compiled for all the wells using data from well files and the Louisiana Department of Conservation databases.

Economic Parameter

The operating costs, ownership interests and capital costs were furnished by your office. This report was prepared using the December 31, 2007 NYMEX oil price of $95.98 per barrel adjusted field price differentials. Produced gas is currently not sold. The volume weighted average oil price is $92.93 per barrel over the life of the total proved reserves.

Remaining Reserves Analysis

The estimated reserves and future revenue shown in this report are for proved developed producing, proved non-producing reserves and proved undeveloped reserves. Proved non-producing reserves are attributed to the following well categories:

(1) Wells that are producing at low total fluid and oil rates due to near wellbore effects and mechanical problems with the pumps.

(2) Wells that were recently producing but are currently shut-in due to low fluid production and pump failure.

The production from these wells can be increased, or the wells can be reactivated with minimal effort and capital costs.

Proved undeveloped reserves are attributed to the following well and unit production categories.

(1) Wells that were producing but have been shut-in for a long time prior to initiation of the current limited water injection program.

(2) Reserves attributed to the Unit due to the redevelopment and expansion of the current water injection program into a full scale pressure maintenance and waterflood project in the Mengel Sand. The redevelopment and expansion will consist of drilling new wells as producers, injectors and conversion of producers (currently shut-in) to injectors.

(3) Development of the Z- Equivalent Sand with existing 3 wells as producers, drilling 2 wells as producers and drilling of 2 well as water injection wells.

Pressure maintenance and waterflood have been shown to be successful in the Mengel and Z equivalent sands. In order to recover these reserves, extensive work and capital costs will be required. It is estimated that the redevelopment and development will be accomplished within the first year of the project based on discussion with Delhi Oil & Gas, LLC. management.

Proved Producing Reserves

No reserves are attributed to this reserve category because the field is currently shut-in. The field was shut-in while Delhi Oil & Gas, LLC. took over the working interests of its partners. The reserves attributed to this category in the November 2006 report are classify as proved non producing reserves in the current analysis.

Proved Non-Producing Reserves

As previously discussed, these reserves are attributed to wells that are currently shut-in due to management decisions, wells that are producing at low total fluid and oil rates due to near wellbore effects and mechanical problems and wells that were recently producing but are shut-in due to low fluid production and pump failure.

The production from these wells can be increased or the wells can be reactivated with minimal effort and capital costs. The remaining recoverable reserves were determined by decline curve analysis incorporating water production history and the Unit remaining recoverable oil reserves determined by volumetric calculations. Future performance is based on the producing characteristics of the wells prior to shut-in. The following wells are included in this reserves category:

- Mengel Wells 209-2, Mengel 196-2, 215-6, 223-2, 175-39

Workover costs are incorporated into the economic analysis.

Proved Undeveloped Reserves

As previously discussed, these reserves are attributed to activating shut-in wells and redevelopment of the Mengel Sand water injection project. In addition, the Z equivalent sand will be developed by pressure maintenance to support the reservoir partial water drive. Drilling and completion costs for new wells and workover costs to activate shut-in wells are incorporated into the economic analysis. In addition, the cost of expanding the surface facilities is included in the economic analysis.

The reserves are determined from volumetric calculations incorporating petrophysical data and acre feet from subsurface mapping. Future performance prediction is based on analogy to existing producing wells and historical performance from the current water injection program.

This report does not include potential proved undeveloped reserves associated with the future production of the gas cap gas and the oil reserves in the Mengel subordinate sands.

Future net revenue is after deducting state severance taxes, estimated capital expenditures and operating costs, but before federal income taxes. In addition, ad valorem taxes were deducted from future revenue. The future net revenue has been discounted at an annual rate of 10% to determine the present worth of the future cash flow. The present worth is calculated to show the effect of time on the value of money and it should not be interpreted as the fair market value of the properties. The reserves and future revenue are not risk weighted.

This report was prepared using Securities and Exchange Commission (SEC) guidelines and in accordance with the rules and regulations for such reports including reserve guidelines, pricing and costs parameters.

Disclaimer

The reserves included in this report are estimates only and Aluko & Associates, Inc. does not warrant that they will be recovered. If they are recovered, revenues from and the costs associated with their production may be more or less than the estimated amounts. Sales rates, prices received and costs incurred in producing the estimated reserves may vary from the assumptions in this report due to governmental policies, and uncertainties of supply and demand. There are inherent uncertainties in the interpretation of engineering and geological data; therefore, our conclusions represent only our informed professional judgment.

For this report, although the field inspection of the properties was undertaken, the mechanical operation and conditions of the wells have not been examined. Also, our estimates do not include any salvage value for the leases and well equipment. In addition, our estimates do not include abandonment costs for these properties. Titles to these properties have not been examined by Aluko & Associates, Inc. nor has the actual or type of interest owned been independently verified.

Aluko & Associates, Inc. is an independent consulting petroleum engineering firm with experience in evaluating oil and gas reserves. We do not own interest in these properties and are not employed on a contingent basis and are compensated based on our current fee schedule. Basic engineering and lease performance data with our engineering work are maintained on file in our office.

Thank you for the opportunity to perform this evaluation. If you have any questions or need further information, please give me a call.

Yours very truly,

Oladipo "Dipo" Aluko, P.E.
Registration Texas 67210

OA/oa
enclosures